SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: February 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X           Form 40-F
                               ---                     ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                No   X
                               ---               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated February 26, 2004, announcing the conditional approval from the U.S. Food and Drug Administration (FDA) to proceed with the RELIANT (Randomized Evaluation of Novacor LVAS In A Non-Transplant Population) Trial. The data from this Trial will support a Premarket Approval (PMA) Supplement for use of Novacor(R) LVAS by non-transplant eligible patients (Destination Therapy).

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News Release

For Immediate Release

               WORLDHEART RECEIVES FDA APPROVAL FOR RELIANT TRIAL

OAKLAND, CA - February 26, 2004 (OTCBB: WHTOF, TSX: WHT) - World Heart Corporation (WorldHeart) announced that yesterday it received conditional approval from the U.S. Food and Drug Administration (FDA) to proceed with the RELIANT (Randomized Evaluation of Novacor LVAS In A Non-Transplant Population) Trial. The data from this Trial will support a Premarket Approval (PMA) Supplement for use of Novacor(R) LVAS by non-transplant eligible patients (Destination Therapy).

The conditional approval permits immediate enrollment of up to 40 centers and up to 50 patients in the United States. Total enrollment will be at least 225 patients; with the final number subject to final discussions with the FDA. Enrollment of the remaining patients to complete the Trial can proceed only after acceptance by the FDA of responses by WorldHeart to a number of questions or adjustments identified in the conditional approval letter. These responses are anticipated to be completed within a time frame that will not interrupt patient enrollment. The primary end point of the Trial is two-year patient survival. Secondary endpoints include health status, neurocognitive capacity, and incidence of certain adverse events, including device failure.

The RELIANT Trial will randomize patients who enter the Trial to receive either a Novacor LVAS or a HeartMate(R) XVE LVAS (left ventricular assist system) on a 2:1 ratio. HeartMate, which will be the Control arm of the Trial, is currently the only LVAS cleared for use in the U.S. by the FDA for Destination Therapy. Costs of implants, including device costs, for both Novacor LVAS and HeartMate are expected to be reimbursed by Centers for Medicare and Medicaid Services
(CMS) and private insurers, on the same basis as is available for reimbursement of HeartMate when used for Destination Therapy treatment outside the Trial.

"The RELIANT Trial is very exciting for WorldHeart. Our experience in Europe with the long-term use of Novacor LVAS, and our experience in the U.S. and other countries with patients who have lived for many months or years with the device while awaiting a heart transplant, suggests to us that Novacor LVAS will benefit patients who are randomized to receive it in the Trial. We welcome the opportunity for a clear and direct comparison with HeartMate. The reimbursed Trial will give Novacor LVAS immediate access to this very important patient population, and will introduce new centers to the use of Novacor LVAS," Roderick
M. Bryden, President and CEO of WorldHeart said.

Approximately 20 centers have already indicated to WorldHeart their intent to participate in the Trial and some of these have begun the approval process by their Institutional Review Boards (IRB). Center enrollment is expected to continue through 2004, with initial centers completing the IRB process within the next 30 to 60 days. Initial patient enrollment is expected near the end of the first quarter or early in the second quarter of 2004. Completion of enrollment is expected to take approximately two years.

About Novacor LVAS
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Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market. Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In the United States, the Food and Drug Administration (FDA) is currently reviewing WorldHeart's Premarket Approval Supplement submission to expand the current indication for Novacor LVAS to include implants in end-stage heart failure patients who have relative contraindications that may resolve with LVAS support.

In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
-----------------------------
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.



For more information, please contact:
World Heart Corporation
Judith Dugan
(613) 226-4278 ext. 2290
www.worldheart.com

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date:  February 26, 2004           By:      /s/ Mark Goudie
                                           -------------------------------------
                                           Name:   Mark Goudie
                                           Title:  Chief Financial Officer